UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
[Check One]
[]Form 10-K []Form 20-F []Form 11-K [X] Form 10-Q and 10-QSB [] Form N-SAR

		For the Period Ended: september 30, 1999
		[   ] Transition Report on Form 10-K
		[   ] Transition Report on Form 20-F
		[   ] Transition Report on Form 11-K
		[   ] Transition Report on Form 10-Q
		[   ] Transition Report on Form N-SAR
		For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
______________________________________________________________________
Full Name of Registrant

Comtech Consolidation Group, Inc.
______________________________________________________________________
Former Name if Applicable - Not Applicable
______________________________________________________________________
Address of Principal Executive Office (Street and Number)

10497 Town and Country Way, Suite 460
______________________________________________________________________
City, State and Zip Code

Houston, Texas 77024

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report of transition on Form 10-Q,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

The Registrant's Form 10-QSB has not been filed with the Commission within the prescribed time period (by November 15, 1999) due to a change in management and accounting personnel at one of the Registrant's major operating location. The accuracy and completeness of the financial information needed to complete the Form 10-QSB could not be ascertained within the prescribed time period. The Registrant anticipates the filing to be completed within five days of the prescribed time period.

The Registrant anticipates that its net income for the nine months and three month periods ended September 30,1999 to be $1.8 million and $179,000 share respectively. This is compared to the nine and three-month periods ended September 30, 1998 of $280,000 and $210,000 respectively. The increase in revenues and net income is due primarily to acquisitions made in the latter part of 1998.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Walter D. Davis		                	713	     	554-2244
______________________________    ____________  _____________________________
(Name)                             	(Area Code)	(Telephone Number)

(2)	Have all other reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is
no, identify report(s).					[ X] Yes	 [  ]  No

_____________________________________________________________________________
(3	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof	  			[X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	See PART III above for explanation.
_____________________________________________________________________

Comtech Consolidation Group, Inc.
_____________________________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 15, 1999                          By  /s/ Walter D. Davis

INSTRUCTION:	The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


                             GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General
   Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20459, in accordance with Rule 0-3 of the
   General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
   Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.